April 30, 2010

Richard D. Peterson
Executive Vice President, Chief Financial Officer and Treasurer
Medicis Pharmaceutical Corporation
7720 N. Dobson Road
Scottsdale, AZ 85256-2740

Re: **Medicis Pharmaceutical Corporation**
 Form 10-K for the Fiscal Year Ended December 31, 2008
 Filed March 12, 2009
 File Number: 001-14471

Dear Mr. Peterson:

 We have reviewed your filing and your correspondence dated March 29, 2010 and we have the following comment. In our comment, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

 Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Components of Compensation, page 34

1. We note your response to our previous comment and your statement that your goals for 2009 are more general and company-wide in nature. Additionally, we

note that 55% of Mr. Shacknai's bonus and 30% of Mr. Prygocki's bonus is dependent on a Financial/Strategic category and the more specific description is "(a)chieve and exceed budgeted financials." Similarly, a significant portion of Mr. Peterson's bonus is tied to financial and budgetary goals. To the extent that any of these goals were quantified, your disclosure should also be quantified. If the goals were not quantified, please explain how the Committee determined whether or not the goals were achieved.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director